CONTRACT DATA PAGE

CONTRACT NUMBER: [123456789]

ANNUITANT(S): [John Doe]
ANNUITANT(S) ISSUE AGE(S): [35]
CONTRACT ISSUE DATE: [November 10, 2024]
PURCHASE PAYMENT: [$10,000]
OWNER(S): [John Doe]

State Insurance Department Telephone Number: [515.281.5523]

Endorsements/Riders Attached:

[Nursing Home or Hospital/Terminal Illness Withdrawal Privilege Endorsement
Individual Retirement Annuity Endorsement
Roth Individual Retirement Annuity Endorsement
Post-Death Annuity Exchange Endorsement]

SURRENDER CHARGE SCHEDULE

Contract Year	1	2	3	4	5	6	7+
Surrender Charge %	[8%]	[8%]	[8%]	[7%]	[6%]	[5%]	0%

WITHDRAWALS

Minimum Partial Withdrawal Amount: $[100]
Minimum Surrender Value Remaining After Any Partial Withdrawal: $[2,000]

NOTE: If a partial withdrawal would cause the Surrender Value to be less than the minimum shown above, we will treat your request as a full surrender.

Annual Free Withdrawal Amount:

Contract Year	[1 – 6]	[7+]
Annual Free Withdrawal Amount %	10%	[20]%

ALLOCATION OPTIONS

RISK CONTROL ACCOUNT CREDITING STRATEGIES:

The initial allocation to a Risk Control Account is based on the election at the time of application. The initial rates are effective on the Contract Issue Date and are effective for the length of the Interest Term. The [Cap Rate, Participation Rate, and Dual Step Rate] may change for subsequent Interest Terms. The [Floor, Buffer, and Boost] will not change for the life of the contract unless the Allocation Option is discontinued. The rates used when calculating the Adjusted Index Return are the rates in effect at the time the calculation is made.

[**Floor with Participation Rate and Cap Rate Crediting Strategy**
The Index Return is determined using the Floor, Participation Rate, and Cap Rate.

Initial Allocation	Index	Interest Term	Floor	Initial Cap Rate	Minimum Cap Rate	Initial Participation Rate	Minimum Participation Rate
[0%]	[S&P 500 Index]	[1-Year]	[0%]	[1.00%]	[1.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[1-Year]	[0%]	[1.00%]	[1.00%]	[100%]	[100%]
[0%]	[Barclays Risk Balanced Index]	[1-Year]	[0%]	[1.00%]	[1.00%]	[100%]	[100%]

]

ICC24-ILVA-DP [1]

[The Adjusted Index Return is calculated as follows:
a) If the Index Return is greater than or equal to zero: The lesser of the Cap Rate or the Index Return multiplied by the Participation Rate; or
b) If the Index Return is less than zero: The greater of the Index Return or the Floor.

The hypothetical option value used in determining the Interim Value is calculated as follows: Participation Rate x (Long Call - Short Call) - Short Put + Long Put].

Buffer with Participation Rate and Cap Rate Crediting Strategy
The Index Return is determined using the Buffer, Participation Rate, and Cap Rate.

Initial Allocation	Index	Interest Term	Buffer	Initial Cap Rate	Minimum Cap Rate	Initial Participation Rate	Minimum Participation Rate
[0%]	[S&P 500 Index]	[1-Year]	[-10%]	[1.00%]	[1.00%]	[100%]	[100%]
[0%]	[S&P 500 Index]	[6-Year]	[-10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[S&P 500 Index]	[6-Year]	[-20%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[1-Year]	[-10%]	[1.00%]	[1.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[6-Year]	[-10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[6-Year]	[-20%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Barclays Risk Balanced Index]	[6-Year]	[-10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Barclays Risk Balanced Index]	[6-Year]	[-20%]	[10.00%]	[10.00%]	[100%]	[100%]

[The Adjusted Index Return is calculated as follows:
a) If the Index Return is greater than or equal to zero: The lesser of the Cap Rate or the Index Return multiplied by the Participation Rate;
b) If the Index Return is less than zero and greater than the Buffer: Zero; or
c) If the Index Return is less than the Buffer: The Index Return minus the Buffer.

The hypothetical option value used in determining the Interim Value is calculated as follows: Participation Rate x (Long Call - Short Call) - Short Put].

Boost with Participation Rate and Cap Rate Crediting Strategy
The Index Return is determined using the Boost, Participation Rate, and Cap Rate.

Initial Allocation	Index	Interest Term	Boost	Initial Cap Rate	Minimum Cap Rate	Initial Participation Rate	Minimum Participation Rate
[0%]	[S&P 500 Index]	[6-Year]	[10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[S&P 500 Index]	[6-Year]	[20%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[6-Year]	[10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Dimensional US Small Cap Value Systematic Index]	[6-Year]	[20%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Barclays Risk Balanced Index]	[6-Year]	[10%]	[10.00%]	[10.00%]	[100%]	[100%]
[0%]	[Barclays Risk Balanced Index]	[6-Year]	[20%]	[10.00%]	[10.00%]	[100%]	[100%]

ICC24-ILVA-DP [2]

[The Adjusted Index Return is calculated as follows:
a) If the Index Return is greater than or equal to zero: The lesser of the Cap Rate or the Boost plus the Participation Rate multiplied by any Index Return in excess of the Boost; or
b) If the Index Return is less than zero: The Index Return plus the Boost.

The hypothetical option value used in determining the Interim Value is calculated as follows: Participation Rate x (Long Call - Short Call) - Short Put + Boost discounted at the risk-free rate].

Buffer with Dual Step Rate Crediting Strategy
The Index Return is determined using the Buffer and Dual Step Rate.

Initial Allocation	Index	Interest Term	Buffer	Initial Dual Step Rate	Minimum Dual Step Rate
[0%]	[S&P 500 Index]	[6-Year]	[-10%]	[10.00%]	[10.00%]
[0%]	[S&P 500 Index]	[6-Year]	[-20%]	[10.00%]	[10.00%]

[The Adjusted Index Return is calculated as follows:
a) If the Index Return is greater than or equal to the Buffer: The Dual Step Rate; or
b) If the Index Return is less than the Buffer: The Index Return minus the Buffer.

The hypothetical option value used in determining the Interim Value is calculated as follows: Dual Step Rate x Digital Call - Short Put].

[Additional Risk Control Crediting Strategies]

FIXED ACCOUNT CREDITING STRATEGY
The initial allocation to the Fixed Account is based on the election at the time of application. The initial Interest Rate is effective on the Contract Issue Date and is effective for the length of the Interest Term. The Interest Rate may change for subsequent Interest Terms.

Initial Allocation	Interest Term	Initial Interest Rate	Minimum Interest Rate	Nonforfeiture Rate on Contract Issue Date
[0%]	1-Year	[1.00%]	[0.05%]	[1.00%]

<u>Fixed Account Nonforfeiture Value:</u>
The Fixed Account nonforfeiture value is calculated as of the date of surrender, application of the entire Contract Value to an income payout option, or death of an Owner.

The Fixed Account nonforfeiture value is calculated using the following formula:

Fixed Account nonforfeiture value = 87.5% x (A + B – C), where

A = The portion of the Purchase Payment allocated to the Fixed Account.
B = Any transfers to the Fixed Account.
C = Any amounts withdrawn or transferred from the Fixed Account.

A, B, and C are accumulated at the nonforfeiture rate for as long as such amounts were in the Fixed Account.

The nonforfeiture rate will be calculated each calendar quarter (on each January 1, April 1, July 1, and October 1). The nonforfeiture rate will be determined on the Contract Issue Date and every sixth Contract Anniversary based on the calendar quarter in which the Issue Date or Contract Anniversary falls. The nonforfeiture rate will apply for six years and then will be recalculated for the next six-year period.

The nonforfeiture rate will never be less than the lesser of:
a) 3.00%; or
b) The interest rate determined as follows:

ICC24-ILVA-DP [3]

ICC24-ILVA-DP [4] 1) The average of the three applicable monthly five-year Constant Maturity Treasury (CMT) rates reported by the Federal Reserve rounded to the nearest 0.05%, as described below, 2) minus 1.25%; and 3) The greater of the nonforfeiture rate required by the National Association of Insurance Commissioners (NAIC) Standard Nonforfeiture Law for Individual Deferred Annuities, currently [0.15%], or the rate required by applicable law in the state where the contract is issued for delivery. The three monthly five-year Constant Maturity Treasury rates used in the calculation above are as follows: a) The prior September, October, and November monthly five-year CMT rates will be used to determine the first quarter interest rate that is effective each January 1; b) The prior December, January, and February monthly five-year CMT rates will be used to determine the second quarter interest rate that is effective each April 1; c) The prior March, April, and May monthly five-year CMT rates will be used to determine the third quarter interest rate that is effective each July 1; and d) The prior June, July, and August monthly five-year CMT rates will be used to determine the fourth quarter interest rate that is effective each October 1. MARKET VALUE ADJUSTMENT (MVA) MVA Indices: MVA Index 1: [Constant Maturity Treasury] MVA Index 2: [ICE BofA 1-10 Year US Corporate Constrained Index] [MVA Index Disclosure.] The MVA will be waived on withdrawals on or within [30] days after the end of every six-year rolling period that begins on the Contract Issue Date. INCOME PAYOUT INFORMATION Anticipated Payout Date Anticipated Income Option [10/10/2080] [Monthly Payments - Life Income Option with a 10-Year Guaranteed Period Certain] Life Income Rate Type [Based on Sex at Birth] Mortality Table Income Payout Option Rate [Annuity 2000 with Mortality Improvement] [1.00%] Income Option Tables: The following monthly income payment tables show values per $1,000 applied to the Income Payout Option and are based on the Life Income Rate Type, Income Payout Option Rate, and Mortality Table. Rates for years payable and guaranteed periods certain not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request. The Annuitant’s adjusted age is determined by [taking the Annuitant’s age as of the date of the first payment minus five years, and then subtracting two additional years for each five full years elapsed between January 1, 2013, and the Income Payout Date]. Option 1 – Installment Option Rates – First Payment Due at Beginning of Period. Number of Years Payable Payment 10 8.75 15 5.98 20 4.59 25 3.76 30 3.21

ICC24-ILVA-DP [5] Option 2 – Life Income Option Rates – Guaranteed Period Certain – First Payment Due at Beginning of Period. Life Income Rate Type: Based on Sex at Birth Years Certain Adjusted Age – Male 55 60 65 70 75 80 85 90 95 0 3.22 3.69 4.32 5.19 6.37 8.02 10.34 13.63 18.28 5 3.22 3.68 4.30 5.13 6.22 7.65 9.45 11.52 13.69 10 3.20 3.64 4.21 4.92 5.77 6.69 7.55 8.21 8.61 15 3.16 3.56 4.04 4.57 5.10 5.53 5.81 5.94 5.98 20 3.09 3.43 3.79 4.12 4.37 4.52 4.58 4.59 4.59 Years Certain Adjusted Age – Female 55 60 65 70 75 80 85 90 95 0 3.01 3.43 3.99 4.77 5.89 7.53 9.98 13.52 18.17 5 3.01 3.42 3.98 4.73 5.80 7.28 9.24 11.47 13.59 10 3.00 3.40 3.93 4.62 5.50 6.52 7.49 8.19 8.59 15 2.98 3.35 3.82 4.38 4.98 5.48 5.80 5.94 5.98 20 2.94 3.27 3.65 4.03 4.34 4.51 4.58 4.59 4.59 Life Income Rate Type: Unisex Years Certain Adjusted Age - Unisex 55 60 65 70 75 80 85 90 95 0 3.05 3.48 4.06 4.85 5.98 7.63 10.05 13.54 18.19 5 3.05 3.47 4.04 4.81 5.88 7.35 9.28 11.48 13.61 10 3.04 3.45 3.98 4.68 5.55 6.55 7.50 8.20 8.59 15 3.01 3.40 3.87 4.42 5.00 5.49 5.80 5.94 5.98 20 2.97 3.30 3.68 4.05 4.34 4.51 4.58 4.59 4.59 Option 3 – Life Income Option Rates – Joint and Survivor – 10 Year Guaranteed Period Certain – First Payment Due at Beginning of Period. Life Income Rate Type: Based on Sex at Birth Adjusted Age-Male Adjusted Age – Female 55 60 65 70 75 80 85 90 95 55 2.66 2.81 2.94 3.04 3.11 3.15 3.18 3.19 3.19 60 2.77 2.98 3.18 3.35 3.47 3.56 3.60 3.63 3.64 65 2.86 3.13 3.40 3.66 3.88 4.04 4.13 4.18 4.20 70 2.92 3.24 3.59 3.97 4.31 4.59 4.77 4.87 4.91 75 2.95 3.31 3.74 4.22 4.72 5.16 5.48 5.66 5.74 80 2.98 3.36 3.83 4.40 5.05 5.68 6.18 6.49 6.63 85 2.99 3.38 3.88 4.52 5.28 6.09 6.78 7.23 7.46 90 2.99 3.39 3.91 4.58 5.42 6.35 7.20 7.78 8.09 95 3.00 3.40 3.92 4.61 5.48 6.48 7.42 8.08 8.46 Life Income Rate Type: Unisex Adjusted Age-Unisex Adjusted Age - Unisex 55 60 65 70 75 80 85 90 95 55 2.63 2.76 2.86 2.93 2.98 3.01 3.03 3.03 3.04 60 2.76 2.95 3.11 3.24 3.34 3.39 3.43 3.44 3.45 65 2.86 3.11 3.36 3.58 3.75 3.87 3.93 3.96 3.98 70 2.93 3.24 3.58 3.91 4.21 4.43 4.57 4.64 4.67 75 2.98 3.34 3.75 4.21 4.66 5.05 5.31 5.46 5.53 80 3.01 3.39 3.87 4.43 5.05 5.64 6.10 6.37 6.51 85 3.03 3.43 3.93 4.57 5.31 6.10 6.76 7.19 7.42 90 3.03 3.44 3.96 4.64 5.46 6.37 7.19 7.77 8.08 95 3.04 3.45 3.98 4.67 5.53 6.51 7.42 8.08 8.44

ICC24-ILVA-DP [6] INDEX DISCLAIMERS S&P 500 Index. The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poor’s. The Index can go up or down based on the stock prices of the companies that comprise the Index. The Index does not include dividends paid on the securities comprising the Index and therefore does not reflect the full investment performance of the underlying securities. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. Barclays Risk Balanced Index. The Barclays Risk Balanced Index allocates between equities and fixed income using the principles of Modern Portfolio Theory, which seeks to maximize the expected return based on a given level of market risk. Equities consist of an equally weighed portfolio of 50 US stocks that have shown low volatility during the past year. To ensure sector diversification, there can be no more than 10 securities per sector. Dividends are reinvested. For fixed income, the Index provides exposure to four indices tracking the 2, 5, and 10-year US Treasury futures, equally weighted. Each month, the Index will determine the optimal weights to be allocated between equities and fixed income using Mean Variance Optimization, an approach in which the risk, expressed as the variance, is compared against the expected return to choose the investment portfolio that results in the maximum expected return for a given level of risk. This process selects the combination that has the highest estimated return potential with 10% risk, assuming that the risk-adjusted returns offered by equities and fixed income will be comparable to each other in the near future. In addition to this monthly process, the Index may rebalance daily to adjust for a 10% volatility (risk) target. Should the selected optimal weights exceed the 10% target, the index will reduce its exposure to equities and fixed income. Conversely, should optimal weights result in a lower volatility than 10%, the index may increase its exposure to equities and fixed income. The Index deducts a fee of 0.5% for the equity exposure, 0.2% per year for the treasury exposure, and a cost equal to SOFR plus 0.1145% for the equity component which may be increased or decreased in aggregate by the volatility control mechanism. These deductions will reduce Index performance, and the Index will underperform similar portfolios from which these fees and costs are not deducted. Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of this contract and Barclays has no responsibilities, obligations or duties to investors in this contract. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of this contract (the “Issuer”). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or this contract or investors in this contract. Additionally, MEMBERS Life Insurance Company as issuer or producer of this contract may for itself execute transaction(s) with Barclays in or relating to the Index in connection with this contract. Investors acquire this contract from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in this contract. This contract is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of this contract or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. Dimensional US Small Cap Value Systematic Index. The Dimensional US Small Cap Value Systematic Index is designed to capture the returns associated with the small cap value premium in the US by investing in stocks within the smallest 8% of the US market down to $100 million in market capitalization with relative prices in the lowest 40% when ranked by price to book. Within this universe, the index is designed to target higher-expected-return securities by excluding stocks with lower profitability or high asset growth. The Index uses information in market prices to systematically pursue higher expected returns in a broadly diversified manner. The Index does not include

ICC24-ILVA-DP [7] dividends paid on the securities comprising the Index and therefore does not reflect the full investment performance of the underlying securities. The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The use of “Dimensional” in the name of the Index and the related stylized mark(s) are service marks of Dimensional and have been licensed for use by MEMBERS Life Insurance Company (“MEMBERS Life”). MEMBERS Life has entered into a license agreement with Dimensional providing for the right to use the Index and related trademarks in connection with this contract (the “Financial Product”). The Financial Product is not sponsored, endorsed, sold or promoted by Dimensional, and Dimensional makes no representation regarding the advisability of investing in such Financial Product. Dimensional has no responsibilities, obligations or duties to purchasers of the Financial Product, nor does Dimensional make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index. Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional has provided MEMBERS Life with all material information related to the Index methodology and the maintenance, operation and calculation of the Index. Dimensional makes no representation with respect to the completeness of information related to the Index provided by MEMBERS Life in connection with the offer or sale of any Financial Product. Dimensional has not published or approved this document, nor does Dimensional accept any responsibility for its contents or use.